Exhibit 99.4

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

PROXY STATEMENT FOR THE

EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON SEPTEMBER 13, 2018

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In order to facilitate and encourage shareholder participation, we have prepared this Proxy Statement for the Shareholders Meeting (“Proxy Statement”) of Suzano Papel e Celulose S.A. (“Suzano” or “Company”).

This document, which contains all the necessary information and instructions for shareholder participation in the meeting, as well as instructions for exercising their voting rights at the Extraordinary Shareholders Meeting of the Company to be held on September 13, 2018 (“Shareholders Meeting”), is aligned with the principles and practices of good corporate governance adopted by the Company.

The Shareholders Meeting will be attended by the Executive Officers of Suzano, at least one representative from the Audit Board and one representative from PricewaterhouseCoopers Auditores Independentes, who will provide all clarifications on the items on the Meeting agenda.

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the Shareholders Meeting.

We look forward to meeting you!

Sincerely,

David Feffer	Walter Schalka
Chairman of the Board	Chief Executive Officer

GUIDELINES FOR PARTICIPATION

Date, Time and Venue

The Shareholders Meeting of the Company will be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Avenida Professor Magalhães Neto, nº 1752, Bairro Pituba, CEP 41810-012, in the city of Salvador, state of Bahia.

We recommend that you arrive at the venue at least thirty (30) minutes prior to the scheduled time.

Who can participate in the Shareholders Meeting

All the holders of registered common shares issued by Suzano, by themselves or through their duly appointed legal representatives or proxies, can attend the Shareholders Meeting.

Quorum for holding the meeting

To hold the Shareholders Meeting on first call, shareholders holding at least 2/3 of the capital must be present, in view of the proposed amendment of the Bylaws on account of the implementation of the Operation in accordance with the Merger Agreement.

How to participate in the Shareholders Meeting

Shareholders of the Company can participate in the Shareholders Meeting in three ways: (i) in person; (ii) through a proxy duly appointed in accordance with paragraph 1, article 126 of Federal Law 6,404/1976; or (iii) through absentee vote, in accordance with CVM Instruction 481/09, as amended (“ICVM 481/09”).

Required Documentation

(i) Participation in Person

To attend the Shareholders Meeting in person, shareholders must bring proof of their ownership of shares of the Company issued up to four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and the following documents, as applicable.

If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

(a) Individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy instrument.

(b) Legal Entities: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers.

(c) Investment Funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(ii) Participation via Proxy:

Proxies must have been constituted less than one (1) year ago and must be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution.

In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, as per a decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Without prejudice to paragraph 2, article 5 of ICVM 481/2009 and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

(iii) Absentee Ballot

In accordance with article 21-A and subsequent articles of ICVM 481/09, shareholders of the Company may cast their vote in shareholders meetings through absentee ballot, to be formalized through an electronic document called “Absentee Ballot” (“Ballot”), a template of which available in Appendix I and on the website of the Company (www.suzano.com.br/ri) in the CVM Files section, on the General Shareholders’ Meetings 2018 page.

Absentee voting, using the Ballot, is possible in three ways: (i) by transmitting the instructions for completing the Ballot to their custody agents, if the shares are deposited with a depositary bank; (ii) by transmitting the instructions for completing the Ballot to the financial institution engaged by the Company as its stock transfer agent, if the shares are not deposited with a depositary bank; or (iii) directly to the Company, by post or e-mail, to the addresses provided below. Voting instructions must be received by the custody agent, stock transfer agent or the Company at least seven (7) days prior to the date of the Shareholders Meeting, i.e. by September 6, 2018, except as established otherwise by their custodian or stock transfer agents. If the Ballot is sent directly to the Company, it should be duly initialed, signed and authenticated, and sent with the other documents indicated in items (i) and (ii) above.

Additional Clarifications

For further information, Suzano’s Investor Relations Department is available at the telephone (+55 11) 3503-9414 or e-mail ri@suzano.com.br.

MEETING AGENDA

In accordance with the Call Notice, attached hereto as Appendix II, published in the state register Diário Oficial do Estado da Bahia, the newspapers Correio da Bahia and Valor Econômico, and on the websites of Suzano and the Securities and Exchange Commission of Brazil (http://ri.suzano.com.br/ and www.cvm.gov.br) as of August 9, 2018, the following matters will be submitted to the Shareholders at the Shareholders Meeting:

(i) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF)under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ii) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

(iii) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(iv) to approve the Valuation Report of Holding;

(v) to approve the proposed Operation as per the terms of the Merger Agreement;

(vi) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

(vii) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) and (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Shareholders Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal and all other documents related to the matters to be voted on at the Meeting are available at the Investor Relations website of Suzano (www.suzano.com.br/ri) and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br) and the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br), as well as at the registered office of the Company (at the address indicated in the section “Guidelines for Participation” above).

APPENDIX I – Absentee Ballot Template

ABSENTEE BALLOT

EXTRAORDINARY SHAREHOLDERS MEETING OF SUZANO PAPEL E

CELULOSE S.A. of Sep. 13, 2018

Name of Shareholder

CNPJ or CPF of Shareholder

E-mail

Instructions for completing the form

Please observe the following instructions: (i) all the fields must be correctly completed. If any field is blank or crossed-out, it will be disregarded; (ii) all the pages must be initialed; and (iii) the final page must be signed by the voting shareholder or by their representatives, in case of legal entities.

Failure to complete any voting field does not render the ballot void, but only the respective item. The vote will be counted only with regard to voting fields completed correctly. Signatures must be authenticated.

Instructions for delivery, including the option of submission directly to the company or providing instructions for completion by the stock transfer agent or custody agent

Shareholders who choose to exercise their absentee ballot directly at the Company must submit the following documents: (i) for individuals: certified copy of identity document with photograph [Brazilian (RG) or foreign identity card (RNE), driver’s license (CNH), passport or officially recognized professional association membership document]; (ii) for legal entities: certified copy of the articles of organization or bylaws, as applicable, corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a certified copy of an identity document with photograph of such representatives (RG, RNE, CNH, passport or officially recognized professional association membership document); and (iii) for investment funds: consolidated regulations, bylaws or articles or organization, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and certified copy of identity document with photograph of its representative (RG, RNE, CNH, passport or officially recognized professional association membership document).

Alternatively, shareholders may send their voting instructions to their custody agent or stock transfer agent if their shares are held at the central depositary of the stock exchange, in which case they must observe the rules and procedures established by the custody agent and applicable regulations.

Absentee ballots will be received until September 6, 2018.

Postal address and e-mail for submitting the absentee ballot, if shareholders wish to send it directly to the Company

Shareholders can submit the original ballot and certified copies of the documents in person or by post to Avenida Brigadeiro Faria Lima, 1355, 8° andar, CEP 01452-919, São Paulo – SP, c/o Legal Department, or send the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and brunahd@suzano.com.br, in which case they must also submit the original ballot to the above address.

Absentee ballots will be received until September 6, 2018.

Institutions engaged by the Company to provide stock transfer services, including name, address, e-mail, telephone number and contact information

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3º andar Itaim Bibi, São Paulo, SP CEP 04538-132 Tel: +55 11 3003-9285 (state capitals and metropolitan regions) Tel: 0800 7209285 (other locations)

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions/Matters related to the Extraordinary Shareholders Meeting

Simple Resolution

1. To ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription.

☐  Approve    ☐  Reject    ☐  Abstain

Simple Resolution

2. To approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events and bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”).

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

3. To ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

4. To approve the Valuation Report of Holding.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

5. To approve the proposed Operation as per the terms of the Merger Agreement.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

6. To approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

7. To approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Matter

8. If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?

☐  Yes    ☐  No    ☐  Abstain

Date:

Signature:

Shareholder’s Name:

Phone:

APPENDIX II – Call Notice

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Federal law 6,404/1976, to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Av. Professor Magalhães Neto, nº 1752, Bairro Pituba, in the city of Salvador, state of Bahia, CEP 41810-012, to deliberate on the following agenda:

(viii) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ix) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

(x) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(xi) to approve the Valuation Report of Holding;

(xii) to approve the proposed Operation as per the terms of the Merger Agreement;

(xiii) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

(xiv) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) to (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal, including the following documents, is available to Shareholders on the Company’s Investor Relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br): (i) Absentee Ballot; (ii) Merger Agreement and its appendices; (iii) the main terms of the Operation, as required by article 20-A of CVM Instruction 481/09; (iv) the Valuation Report of Holding; (v) information required under Appendix 21 of CVM Instruction 481/09; and (vi) information required by article 11 of CVM Instruction 481/09, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1, article 126 of Federal Law 6,404/1976. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (a) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (c) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to paragraph 2, article 5 of CVM Instruction 481/2009 (as amended) and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that it has implemented an absentee voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its Shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by September 6, 2018 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, Shareholders must observe the rules in CVM Instruction 481/2009 (as amended) and the procedures described in the absentee ballots made available by the Company.

São Paulo, August 9, 2018.

David Feffer

Chairman of the Board of Directors